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                     April 12, 2024

       Jesus Malave
       Chief Financial Officer
       Lockheed Martin Corp.
       6801 Rockledge Drive
       Bethesda, MD 20817

                                                        Re: Lockheed Martin
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-11437

       Dear Jesus Malave:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing